Exhibit 3.3
CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
REPLIDYNE, INC.
     Replidyne, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:
     First: The name of the corporation is Replidyne, Inc. (the “Corporation” or the "Company”).
     Second: The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was on December 6, 2000.
     Third: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending its Restated Certificate of Incorporation, as amended (the “Restated Certificate”) as follows:
     1. Article Three of the Restated Certificate of the Corporation is hereby amended to add the following sentence to the beginning thereof:
     “Upon the effectiveness of this Certificate of Amendment, every 4.926 outstanding shares of Common Stock of the Corporation shall be combined into one (1) share of Common Stock. No fractional shares shall be issued in connection therewith, and each stockholder otherwise entitled to receive a fractional share shall receive the next lower whole number of shares of Common Stock.”
     2. Article Three of the Restated Certificate of the Corporation shall further read:
     ”Authorization. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 41,570,598, consisting of 18,120,354 shares of Preferred Stock (the “Preferred Stock”) 2,679,445 shares of which shall be designated as Series A Convertible Redeemable Preferred Stock, par value $.01 per share (the “Series A Stock”), 815,660 shares of which shall be designated as Series B Convertible Preferred Stock, par value $.01 per share (the “Series B Stock”), 7,544,862 shares of which shall be designated as Series C Convertible Redeemable Preferred Stock, par value $.01 per share (the “Series C Stock”), 7,080,387 shares of which shall be designated as Series D Convertible Redeemable Preferred Stock, par value $0.001 per share (the “Series D Stock”), and 23,450,244 shares of Common Stock, par value $.001 per share (the “Common Stock”).”

     3. Paragraph A.1. of Part A of Article Three of the Restated Certificate of the Corporation shall be restated to read as follows:
     ”A.1 Designation and Amount. The number of shares, powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions, if any, of the Series A Stock, Series B Stock, Series C Stock and Series D Stock shall be as set forth herein. The number of designated shares of the Series A Stock is 2,679,445. The number of designated shares of Series B Stock is 815,660. The number of designated shares of Series C Stock is 7,544,862. The number of designated shares of Series D Stock is 7,080,387.”
     Fourth: Thereafter, pursuant to a resolution by the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 228 an 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.
     In Witness Whereof, Replidyne, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer this ___day of ___, 2006.

Replidyne, Inc.
By:
Kenneth J. Collins
President and Chief Executive Officer